

Gary L. Kohler

President/CEO
GRAF Medical Imaging, Inc.

PROFILE

Mr. Kohler is a U.S. citizen. He is experienced in communications, marketing and business and has held executive and/or ownership positions in broadcasting, sales, advertising, entertainment, food & beverage, and medical imaging development/manufacturing. He has extensive experience in sales and marketing. Mr. Kohler began working for COMED, of South Korea, on a free-lance basis in 2010 for the creation and/or completion of marketing materials for the U.S. He joined GEMSS North America, Inc., full-time, in January 2015, to develop corporate identity, branding and marketing strategies. He was responsible for the execution of the company website, print media and promotional materials. Mr. Kohler developed the "Customer Qualification Program" and drafted the agreements for dealership, customer qualification and service provider. He solicited new dealers and enlarged the Key Dealer Network from 0 to 73 accounts. Gary Kohler managed new dealer qualification, existing dealer communication and sales training and support. He co-founded GRAF Medical Imaging, Inc. in November 2018.

INTERESTS/ACTIVITIES

Sailing, singing, cooking, golf, tennis, skiing, scuba, horses, sports cars, carpentry. Mr. Kohler has appeared in hundreds of commercials on radio and TV, voiced many audiobooks and is an active member of the Episcopal Church.

EDUCATION

1966 - 1971 University Of South Alabama, Mobile, AL
BA Communications/Theatre

EXPERIENCE

1967 - 1968 WUNI 1410 AM, Mobile, AL
Announcer
- C & W Disc jockey

1968 - 1976 WLPR 96.1 FM, Mobile, AL
Announcer, Newsman
- Hosted a live news magazine program (news, interviews, music and features)
- Local news gathering and production
- Commercial production

Salesman
- Advertising sales and commercial production

Manager
- Responsible for all station activities, programming, promotion, sales, staffing and accounting

1976 - 1994 The Entertainer Dinner Theatre, Mobile, AL
President, General Manager, Producer/Director
- Conceived and incorporated the longest running professional dinner theatre on the gulf coast
- Responsible for all aspects of food and beverage operations, theatrical production, sales and marketing, and finance
- Retired.

. . . continued

EXPERIENCE cont'd.

| 1995 - 2006 | Wuestec Medical, inc. | Mobile, AL |

President/CEO
- Chief Executive of the sixth largest manufacturer fo medical diagnostic radiographic equipment for worldwide distribution
- Retired

| 2015 - 2018 | GEMSS North America, Inc. | Mobile, AL |

Vice President, President/CEO
- Resopnsible for sales and Marketing
- Developed corporate identity, Customer Qualification Program, Dealer Agreements
- Expanded Dealer network nationwide
- Increased sales from $0 to $3.8MM

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| November 2018 – Present | GRAF Medical Imaging, Inc. | Mobile, AL |

President/ CEO, Founder

Entrepreneur, Executive, Producer, Director, Actor, Singer, Spokesperson

- Long experience in all aspects of business domestic and international
- Over 200 theatrical productions
- Feature films: DEAD POETS SOCIETY, SOULTAKER
- Night club performer and band singer
- Event Emcee
- More than 1000 productions: commercials, voice overs, videos, audiobooks, corporate presentations, trade shows

Significant Clients

DUPONT	**WALMART**
KODAK	**CIBA-GEIGY**
SHELL	**TELDYNE-CONTINENTAL**
ROCHE	**ROHM & HAAS**
GENERAL MILLS	**SIGNS NOW**
MILLIKEN	**SONITROL**
LITTON	**SCOTT PAPER**
INTERNATIONAL HISTORIC FILMS	